UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 31, 2021

Juva Life Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada

State or other jurisdiction of incorporation or organization

N/A

(I.R.S. Employer Identification No.)

Suite 1400, 885 West Georgia Street, Vancouver, BC V6C 3E8

(Full mailing address of principal executive offices)

(833) 333-5882

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one common share and one-half of one common share purchase warrant, and common shares underlying warrants.

Item 9. Other Events

Effective March 31, 2021, Juva Life Inc., a British Columbia, Canada corporation (the “Company”), closed the sale of its indirect wholly-owned subsidiary, VG Enterprises, LLC, a California limited liability company (“VG Enterprises”), through its wholly-owned subsidiary, Juva Life, Inc., a California corporation (“Juva California”). The sale transaction was effected pursuant to an Agreement for Purchase of LLC Interest dated March 31, 2021, by and between Juva California, as seller, and Baja Investment Partners, LLC, a California limited liability company, as buyer (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Juva California sold its 100% limited liability company membership interest in VG Enterprises to Baja Investment Partners, LLC for a purchase price of $1,100,000 USD.
Upon the closing of the Purchase Agreement, the buyer was required to deliver a cash down payment in the amount of $275,000 and an Equity Secured Promissory Note in the principal amount of $825,000 (the “Promissory Note”) to Juva California as consideration for the limited liability company membership interest. Juva California has given the buyer until April 15, 2021 to deliver the cash down payment. The Promissory Note will be due and payable in three equal installments of $275,000 each, with the first installment due within 90 days following the closing date, the second installment due within 180 days following the closing date, and the third installment due within 270 days following the closing date. The entire balance of principal under the Promissory Note will be due and payable on or before the date that is 270 days following the closing date. Any amount payable under the Promissory Note that is not paid when due will accrue interest until paid in full at the rate of 10% per annum. The buyer’s obligations under the Promissory Note are secured by a first-priority security interest in the limited liability company membership interest in VG Enterprises owned by the buyer, as set forth in a separate Security Agreement dated March 31, 2021 between Juva California and the buyer, and guaranteed by Samuel Chavez and Elian Zepeda, the principals of the buyer, as set forth in a Personal Guaranty executed by each of them dated March 31, 2021. The buyer may prepay the amount due under the Promissory Note in whole or in part at any time without penalty.
Upon the closing and transfer of the limited liability company membership interest pursuant to the Purchase Agreement, Juva California dissociated from VG Enterprises and resigned as the sole manager of VG Enterprises, effective March 31, 2021.
In connection with the sale of VG Enterprises, Juva California entered into a Finder’s Fee Agreement dated March 31, 2021 with Drivon Consulting, Inc., pursuant to which Juva California agreed to pay to Drivon Consulting, Inc. a one-time finder’s fee in an amount equal to three percent (3%) of the consideration received by Juva California in connection with the transaction, or $33,000 in the aggregate, for introducing the buyer to Juva California. The finder’s fee will be paid to Drivon Consulting, Inc. in proportionate installments upon Juva California’s receipt of each payment required pursuant to the terms of the Purchase Agreement and the Promissory Note.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUVA LIFE INC.

By:	/s/ Douglas Chloupek
Name:	Douglas Chloupek
Title:	Chief Executive Officer

Date: April 8, 2021

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